FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
Commission File Number: 001-32689
SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-      N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Dr. Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: February 18, 2009

Exhibit 99.1
Suntech Reports Fourth Quarter and Full Year 2008 Financial Results
San Francisco and Wuxi, China, February 18, 2009 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest photovoltaic (PV) module manufacturer, today announced financial results for the fourth quarter and full year ended December 31, 2008.
Fourth Quarter 2008 Financial Highlights1
•	Total net revenues grew 4.2% year-over-year to $414.4 million.

•	GAAP gross margin was 0.6% and non-GAAP[2] gross margin was 0.9%. Excluding the provision for inventory and purchase commitments, adjusted non-GAAP consolidated gross margin in the fourth quarter was 13.1%.

•	GAAP net loss was $65.9 million, or negative $0.42 per diluted American Depository Share (ADS). On a non-GAAP basis, Suntech’s net loss was $42.4 million, or negative $0.27 per diluted ADS. Each ADS represents one ordinary share.

•	Net debt decreased by $273.7 million to $1,117.8 million as of December 31, 2008.
Full Year 2008 Financial Highlights1
•	Total net revenues grew 42.7% year-over-year to $1,923.5 million.

•	Full year 2008 total shipments of solar products grew 36.0% year-over-year to 497.5 MW.

•	GAAP gross margin was 17.8% and non-GAAP[2] gross margin was 18.2%.

•	GAAP net income for the full year was $111.0 million or $0.66 per ADS. On a non-GAAP basis, Suntech’s net income for the full year was $149.7 million or $0.89 per diluted ADS.

•	Achieved 1GW solar cell and module production capacity.
“Customer recognition of Suntech’s high performance and premium quality modules enabled us to deliver close to 500MW in the full year 2008 and extend our position as a world leader in solar,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “During 2008, we bolstered our on-the-ground customer service and support capability by opening branches in key markets and hiring experienced solar professionals, achieved 1GW production capacity, and demonstrated our strength in solar innovation with the successful commercialization of our Pluto technology.”
“We believe that we are now in a position to service all avenues of solar demand globally, including residential roof-top, commercial roof-top, ground mounted and utility scale. In particular, our continued investment in the U.S. should position us for strong growth in that key market and its burgeoning utility-scale segment via our systems integration unit, Suntech Energy Solutions, and our project development joint venture, Gemini Solar.”
“Despite the challenging market conditions, we are confident that we are well positioned to expand our market share in 2009. We believe that the project financing environment is improving and will continue to do so as the year progresses, leading to further growth of the solar industry. We are confident that Suntech’s reputation as a global solar leader will benefit us as more and more customers realize the value in partnering with a company that offers stability, first class service, industry-leading scale, superior technology, quality and a broad product portfolio,” added Dr. Shi.
RECENT BUSINESS HIGHLIGHTS
Silicon Procurement
•	Suntech and MEMC Electronic Materials amended their 10-year silicon wafer supply agreement. As amended, the dollar value of silicon wafer purchases from MEMC remains unchanged, but a volume increase and a price reduction for 2009 have been effectuated.

•	Suntech acquired a minority stake in Asia Silicon Co. Ltd, an independent polysilicon producer, for a total cash consideration of approximately $8.1 million. Suntech previously entered into an agreement to purchase up to $1.5 billion high purity polysilicon from Asia Silicon over a seven-year period. Polysilicon cost decreases to less than $40 per kilogram during the term of the agreement.
Notable PV Projects
•	Suntech was chosen to design and construct a BIPV system totaling 3MW on the China and Theme Pavilions at the World Expo Shanghai 2010. The project will be the largest BIPV installation in China.

•	Suntech supplied 5MW of Suntech solar panels for the largest solar plant in the Middle East, a 10MW solar electricity system to power Masdar City, the world’s first carbon neutral city being built in Abu Dhabi, United Arab Emirates. The solar system is being built and designed by leading Abu Dhabi based solar power system integrator, Enviromena Power Systems.
Product Offering Expansion
•	Suntech entered into an exclusive agreement giving Suntech rights related to the worldwide manufacturing, distribution and marketing of Applied Solar’s building integrated solar roof tile product, SolarBlendTM, and roof membrane product, SolarEzeTM. The agreements combine Suntech’s industry-leading products with Applied Solar’s innovative BIPV applications to provide a more comprehensive set of product offerings to the residential and commercial market.
U.S. Dealer Network
•	Suntech continued expanding its dealer network of residential rooftop installers and integrators in the U.S. Currently, Suntech’s network includes over 100 dealers, up from 30 at the end of the third quarter of 2008.

Technology
•	Suntech has a fully operational 34MW Pluto PV cell line and is in the process of adding another 68MW of Pluto capacity. Suntech expects to receive industry certification for Pluto PV modules in the second quarter of 2009 and targets shipments of more than 50MW of Pluto modules in 2009.

•	The Pluto high efficiency technology consistently achieves conversion efficiencies of close to 17% on multi-crystalline PV cells and close to 19% on mono-crystalline PV cells. Suntech anticipates that the higher conversion efficiencies will improve power output by up to 12% above conventional screen-printed PV cells, enable improved space utilization and reduce installation and other balance of system costs.
Convertible Senior Note Repurchase
•	Through December 31, 2008, Suntech repurchased $93.8 million aggregate principal amount of its 0.25% Convertible Senior Notes due 2012 for cash consideration of $61.0 million. As a result, Suntech realized a net gain of approximately $31.1 million.
Capital and Credit Facilities
•	Suntech had approximately $2.4 billion of approved credit lines to be used for fixed asset purchase, working capital or trade financing as of December 31, 2008. Of these credit facilities approximately $1.2 billion had been drawn down as of December 31, 2008. Suntech expects that its capital will be sufficient to cover its capital expenditures in 2009 while maintaining adequate working capital to support its operations.
Fourth Quarter 2008 Results

			Non-GAAP	Non-GAAP
	Net Revenues		Gross Profit	Gross Margin
	(in $ millions)	% of Net Revenues	(in $ millions)	(%)
Standard PV Modules	$382.6	92.3%	$11.4	3.0%
Others	$31.8	7.7%	($7.8)	(24.0%)

Total Net Revenues	$414.4	100%	$3.6	0.9%

Provision for inventory and purchase commitment			$50.7	12.2%
Adjusted Non-GAAP Gross Profit			$54.3	13.1%

Total net revenues for the fourth quarter of 2008 were $414.4 million, a decrease of 30.3% from $594.4 million in the third quarter of 2008. The sequential decrease in revenues was primarily due to a decrease in shipments and the average selling price of PV products.
Non-GAAP gross profit for the fourth quarter of 2008 was $3.6 million, compared to $129.7 million for the third quarter of 2008.

Fourth quarter of 2008 non-GAAP consolidated gross margin was 0.9%, compared to 21.8% in the third quarter of 2008. Gross margin decreased from the third quarter of 2008 primarily due to a sequential decrease in the average selling price of PV products and a provision for inventory and purchase commitments of $50.7 million in total, reflecting the rapid decrease in the silicon and module prices in the fourth quarter. The provision for inventory and purchase commitments had a 12.2% negative impact on margins. Excluding the provision for inventory and purchase commitments, adjusted non-GAAP consolidated gross margin in the fourth quarter was 13.1%, and adjusted non-GAAP net income margin was 2.0%.
Non-GAAP operating expenses in the fourth quarter of 2008 totaled $41.9 million or 10.1% of total net revenues, compared to $37.1 million or 6.2% of total net revenues in the third quarter of 2008. The increase was primarily due to an increase in provisions for doubtful debts and additional compensation expenses attributable to employees at Suntech Energy Solutions, which was acquired during the fourth quarter.
Non-GAAP loss from operations for the fourth quarter of 2008 was $38.2 million, compared to income from operations of $92.6 million in the third quarter of the 2008. Non-GAAP operating margin was negative 9.2% in the fourth quarter of 2008, compared to positive 15.6% in the third quarter of 2008.
Net interest expense was $8.0 million in the fourth quarter of 2008 compared to net interest expense of $7.9 million in the third quarter of 2008.
In January 2009, Suntech adopted Financial Accounting Standards Board Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash Upon Conversion (“FSP APB 14-1”). The Company is currently assessing the impact of adopting FSP APB 14-1, which the Company believes will be material to its results of operations. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate.
Foreign currency exchange loss was $3.2 million in the fourth quarter of 2008, compared to a loss of $16.6 million in the third quarter of 2008. The decrease was primarily due to a revaluation gain from the depreciation of net liabilities denominated in CNY in the fourth quarter of 2008. The exchange gain was largely offset by the revaluation loss resulting from the significant depreciation of net assets denominated in EUR.
Net other expenses increased to $19.7 million in the fourth quarter of 2008 from $3.2 million in the third quarter of 2008. The increase in net other expenses was primarily due to an investment impairment of $48.8 million for Suntech’s investments in Hoku and Nitol, which was partially offset by a net gain of $31.1 million from the repurchase of the Convertible Senior Notes at a discount.
Non-GAAP net loss for the fourth quarter of 2008 was $42.4 million, or negative $0.27 per diluted ADS, compared to non-GAAP net income of $60.3 million, or $0.35 per diluted ADS in the third quarter of 2008.
On a GAAP basis, for the fourth quarter of 2008 gross profit was $2.3 million. Consolidated gross margin was 0.6% for the fourth quarter of 2008.

On a GAAP basis, operating expenses for the fourth quarter of 2008 were $46.2 million or 11.1% of total net revenues. Loss from operations was $43.8 million for the fourth quarter of 2008. Net loss for the fourth quarter of 2008 was $65.9 million, or negative $0.42 per diluted ADS.
In the fourth quarter of 2008, capital expenditures, which were primarily related to expanding production capacity and constructing Suntech’s production facilities, totaled $109.1 million. Depreciation and amortization expenses totaled $11.6 million.
Cash and cash equivalents increased to $507.8 million as of December 31, 2008 from $394.6 million as of September 20, 2008. The increase was mainly due to the accelerated collection of VAT recoverable and the liquidation of short-term investments. The increase was partially offset by the cash payments for the repurchase of the Convertible Senior Notes and repayment of bank borrowings. As a result of the foregoing, the net debt balance decreased from $1,391.5 million as of September 30, 2008 to $1,117.8 million as of December 31, 2008.
Restricted cash was $70.7 million as of December 31, 2008.
Inventory totaled $231.9 million as of December 31, 2008 compared to $247.9 million as of September 30, 2008. The decrease was primarily caused by the inventory provision.
Value-added tax recoverable totaled $75.7 million as of December 31, 2008, compared to $201.8 million as of September 30, 2008. The decrease was mainly due to the accelerated collection of some value-added tax recoverable in the fourth quarter of 2008.
Full Year 2008 Results

			Non-GAAP	Non-GAAP
	Net Revenues		Gross Profit	Gross Margin
	(in $ millions)	% of Net Revenues	(in $ millions)	(%)
Standard PV Modules	$1,785.8	92.8%	$343.8	19.3%
Others	$137.7	7.2%	$5.7	4.1%

Total Net Revenues	$1,923.5	100%	$349.5	18.2%

Total net revenues for the full year 2008 were $1,923.5 million, representing a 42.7% increase from 2007.
On a non-GAAP basis, the full year 2008 gross profit was $349.5 million, an increase of 22.7% year-over-year. 2008 consolidated gross margin was 18.2% compared to 21.1% in 2007. Income from operations was $205.7 million compared to $215.1 million in 2007. Net income was $149.7 million or $0.89 per diluted ADS, compared to non-GAAP net income of $201.0 million or $1.19 per diluted ADS in the full year 2007.
On a GAAP basis, for the full year 2008 gross profit was $342.9 million, an increase of 25.1% year-over-year. 2008 gross margin was 17.8% compared to 20.3% in 2007. Income from operations was $182.5 million, a decrease of 0.8% year-over-year. Net income was $111.0 million, a decrease of 35.2% year-over-year, or $0.66 per diluted ADS, compared to net income of $171.3 million or $1.02 per diluted ADS in the full year 2007.
In the full year 2008, capital expenditures, which were primarily related to expanding production capacity and constructing Suntech’s production facilities, totaled $347.9 million. Depreciation and amortization expenses totaled $39.3 million.
Business Outlook
Based on current operating conditions, Suntech expects revenues for the first quarter of 2009 to be in the range of $340 million to $380 million, assuming an exchange rate of $1.28 U.S. dollars to the Euro in the first quarter 2009. GAAP consolidated gross margin in the first quarter of 2009 is expected to be in the range of 12% to 15%.
Suntech expects full-year 2009 shipments of more than 800MW. Suntech intends to hold PV cell production capacity at 1GW in 2009 until credit market visibility improves. Suntech expects capital expenditures of approximately $100 million in 2009. The majority of 2009 capital expenditures will be utilized to retrofit existing production capacity to the high efficiency Pluto technology and the completion of the thin film facility.
Fourth Quarter and Full Year 2008 Conference Call Information
Suntech management will host a conference call today, Wednesday, February 18, 2009 at 8:00 a.m. Eastern Time (which corresponds to 9:00 p.m. Beijing/Hong Kong time and 1:00 p.m. Greenwich Mean Time on February 18, 2009) to discuss the Company’s results.
To access the conference call, please dial +1-617-786-2963 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until March 4, 2009 by dialing +1-617-801-6888 (passcode: 58672451).
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is the world’s leading solar energy company as measured by production output of solar modules. Suntech designs, develops, manufactures, and markets premium-quality, high-output, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s patent-pending Pluto technology for crystalline silicon solar cells improves power output by up to 12% compared to conventional production methods.

Suntech also offers one of the broadest ranges of building-integrated solar products under the MSK Solar Design Line™. Suntech designs and delivers commercial and utility scale solar power systems through its wholly owned subsidiaries Suntech Energy Solutions and Suntech Energy Engineering and will own and operate projects greater than 10 megawatts in the United States through Gemini Solar Development Company, a joint venture with MMA Renewable Ventures. With regional headquarters in China, Switzerland and San Francisco and sales offices worldwide, Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes our ability to grow in the United States and in the utility scale segment, our ability to expand our market share in 2009, whether the project financing environment will improve in 2009, our ability to receive industry certification of Pluto and total shipment of Pluto modules 2009, our ability to repurchase or refinance the convertible senior notes, estimated Q1 2009 revenue and gross margin, and estimated full year 2009 shipments and capital expenditures. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation, KSL-Kuttler Automation Systems GmbH and Suntech Energy Solutions Inc. acquisitions, extraordinary impairment on investments and gain from convertible notes buy-back. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected cash earnings and performance with its historical results from prior periods. This information is not intended to represent funds available for Suntech’s discretionary use and is not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under GAAP.
(1)	Selected highlights of the Company’s fourth quarter 2008 results are set forth in the text of the release and should be read together with the detailed financial statements at the end of this release.

(2)	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisitions of MSK Corporation and KSL-Kuttler Automation Systems GmbH and Suntech Energy Solutions Inc. acquisitions, extraordinary impairment on investments and gain from convertible notes buy-back. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.
Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
###

Note: The quarterly and full year consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	September 30,	December 31,
	2008	2008
ASSETS
Current assets:
Cash and cash equivalents	394,550	507,789
Restricted cash	124,142	70,710
Inventories	247,885	231,874
Accounts receivable	232,775	213,118
Value-added tax recoverable	201,800	75,667
Advances to suppliers	77,268	56,873
Short-term investments	145,594	—
Other current assets	155,436	165,887

Total current assets	1,579,450	1,321,918

Property, plant and equipment, net	574,899	684,497
Intangible assets, net	160,828	176,677
Goodwill	78,821	87,595
Investments in affiliates	132,921	221,106
Long-term prepayments	250,761	248,807
Long-term loan to suppliers	83,821	83,972
Amount due from related parties	287,142	277,991
Other non-current assets	191,995	146,214

TOTAL ASSETS	3,340,638	3,248,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	704,120	638,426
Accounts payable	84,682	117,499
Other current liabilities	161,595	220,810

Total current liabilities	950,397	976,735

Long-term bank borrowings	6,893	5,894
Convertible notes	1,075,000	981,236
Accrued warranty costs	36,498	41,430
Other long-term liabilities	129,113	137,822

Total liabilities	2,197,901	2,143,117

Minority interest	8,090	8,478

Total shareholders’ equity	1,134,647	1,097,182

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,340,638	3,248,777

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT (*)
(In $’000, except share, per share, and per ADS data)

	2007	2008
Net revenues	1,348,262	1,923,509
Total cost of revenues	1,074,205	1,580,622

Gross profit	274,057	342,887

Operating expenses
Selling expenses	30,562	59,328
General and administrative expenses	44,414	85,737
Research and development expenses	15,055	15,314

Total operation expenses	90,031	160,379

Income from operations	184,026	182,508

Interest expenses	(23,991)	(57,573)
Interest income	31,207	32,572
Foreign exchange loss	(8,982)	(14,404)
Other income (expense)	226	(30,012)

Income before income taxes	182,486	113,091
Tax provision	(13,234)	(3,785)

Net income after taxes before minority interest and equity in earnings of affiliates	169,252	109,306
Minority interest	2,722	1,442
Equity in (loss) earnings of affiliates	(699)	287

Net income	171,275	111,035

Net income per share and per ADS:
— Basic	1.13	0.72
— Diluted	1.02	0.66

Shares used in computation:
— Basic	151,699,307	154,700,584
— Diluted	169,257,283	170,491,770

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months ended	Three months ended
	December 31	September 30	December 31
	2007	2008	2008
Total net revenues	397,538	594,403	414,413
Total cost of revenues	314,823	466,065	412,068

Gross profit	82,715	128,338	2,345

Selling expenses	9,586	14,774	14,531
General and administrative expenses	13,096	21,808	27,112
Research and development expenses	3,132	4,682	4,529

Total operating expenses	25,814	41,264	46,172

Income/(loss) from operations	56,901	87,074	(43,827)

Interest expenses	(7,058)	(16,661)	(18,038)
Interest income	8,122	8,805	10,073
Foreign exchange loss	(3,733)	(16,612)	(3,188)
Other income (expense)	1,657	(3,171)	(19,712)

Income/(loss) before income taxes	55,889	59,435	(74,692)
Tax provision	(5,186)	(3,651)	8,906

Net income/(loss) after taxes before minority interest and equity in earnings of affiliates	50,703	55,784	(65,786)
Minority interest	936	141	(401)
Equity in (loss) earnings of affiliates	(1,020)	0	288

Net income/(loss)	50,619	55,925	(65,899)

Net income per share and per ADS:
— Basic	0.33	0.36	(0.42)
— Diluted	0.29	0.33	(0.42)

Shares and ADSs used in computation:
— Basic	152,187,168	155,835,915	155,880,532
— Diluted	169,784,511	185,490,716	155,880,532

Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data unaudited)

	Three months ended December 31, 2007
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	82.7	3.1	—	—	85.8
Gross margin	20.8%				21.6%

Income from operations	56.9	6.6	0.8	0.5	64.8
Income from operations margin	14.3%				16.3%

Net income	50.6	6.6	0.5	0.5	58.2
Net income margin	12.7%				14.7%

Net income per share and per ADS
— Basic	0.33				0.38
— Diluted	0.29				0.34

	Three months ended September 30, 2008
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	128.3	1.4	—	—	129.7
Gross margin	21.6%				21.8%

Income from operations	87.1	3.9	1.6	—	92.6
Income from operations margin	14.6%				15.6%

Net income	55.9	3.9	0.5	—	60.3
Net income margin	9.4%				10.1%

Net income per share and per ADS
— Basic	0.36				0.39
— Diluted	0.33				0.35

	Twelve months ended December 31, 2008
		Share-based	Effect of Purchase	Restructuring	Investment	Convertible notes
	GAAP Results	Compensation	Price Allocation	Expenses	Impairment	repurchase gain	Non-GAAP Results
Gross profit	2.3	1.6	-0.3	—	—	—	3.6
Gross margin	0.6%						0.9%

Loss from operations	-43.8	3.8	1.8	—	—	—	-38.2
Loss from operations margin	-10.6%						-9.2%

Net loss	-65.9	3.8	2.0	—	48.8	-31.1	-42.4
Net loss margin	-15.9%						-10.2%

Net loss per share and per ADS
— Basic	-0.42						-0.27
— Diluted	-0.42						-0.27

	Twelve months ended December 31, 2007
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	274.1	10.7	—	—	284.8
Gross margin	20.3%				21.1%

Income from operations	184.0	26.9	2.4	1.8	215.1
Income from operations margin	13.6%				16.0%

Net income	171.3	26.9	1.0	1.8	201.0
Net income margin	12.7%				14.9%

Net income per share and per ADS
— Basic	1.13				1.33
— Diluted	1.02				1.19

	Twelve months ended December 31, 2008
		Share-based	Effect of Purchase	Restructuring	Investment	Convertible notes
	GAAP Results	Compensation	Price Allocation	Expenses	Impairment	repurchase gain	Non-GAAP Results
Gross profit	342.9	5.9	0.8	—	—	—	349.6
Gross margin	17.8%						18.2%

Income from operations	182.5	16.2	7.0	—	—	—	205.7
Income from operations margin	9.5%						10.7%

Net income	111.0	16.2	4.8	—	48.8	-31.1	149.7
Net income margin	5.8%						7.8%

Net income per share and per ADS
— Basic	0.72						0.97
— Diluted	0.66						0.89

(*)	The adjustment is for share-based compensation, restructuring expenses and the amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation, KSL-Kuttler Automation Systems GmbH and Suntech Energy Solutions Inc. acquisitions, extraordinary impairment on investments and gain from convertible notes buy-back.